UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 25, 2024

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In the Matter of

RUSHNET, INC.	**ORDER DECLARING OFFERING**
8465 Merchant's Way, Suite 206	**STATEMENT ABANDONED UNDER THE**
Jacksonville, Florida 32222	**SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11912

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      RushNet, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on March 25, 2024.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief